                                                              Page 1 of 11 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                 Amendment No. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 Coinstar, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                                         Exhibit Index on page 9

CUSIP No.                              13G                    Page 2 of 11 Pages

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Onex Corporation
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
 2                                                                       (b) [ ]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             Ontario, Canada
--------------------------------------------------------------------------------
   NUMBER OF                SOLE VOTING POWER
                      5
    SHARES                        None
                      ----------------------------------------------------------
 BENEFICIALLY               SHARED VOTING POWER
                      6
   OWNED BY                       None
                      ----------------------------------------------------------
     EACH                   SOLE DISPOSITIVE POWER
                      7
   REPORTING                      None
                      ----------------------------------------------------------
    PERSON                  SHARED DISPOSITIVE POWER
                      8
     WITH                         None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
             None
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] 10

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11           0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                              13G                    Page 3 of 11 Pages

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Gerald W. Schwartz
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
 2                                                                       (b) [ ]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             Canada
--------------------------------------------------------------------------------
   NUMBER OF          5     SOLE VOTING POWER

    SHARES                        None
                      ----------------------------------------------------------
 BENEFICIALLY         6     SHARED VOTING POWER

   OWNED BY                       None
                      ----------------------------------------------------------
     EACH                   SOLE DISPOSITIVE POWER
                      7
   REPORTING                      None
                      ----------------------------------------------------------
    PERSON                  SHARED DISPOSITIVE POWER
                      8
     WITH                         None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
             None
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] 10

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
             0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                              13G                    Page 4 of 11 Pages

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Vencap, Inc.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
 2                                                                       (b) [ ]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             Alberta, Canada
--------------------------------------------------------------------------------
   NUMBER OF          5     SOLE VOTING POWER

    SHARES                        None
                      ----------------------------------------------------------
 BENEFICIALLY         6     SHARED VOTING POWER

   OWNED BY                       None
                      ----------------------------------------------------------
     EACH                   SOLE DISPOSITIVE POWER
                      7
   REPORTING                      None
                      ----------------------------------------------------------
    PERSON                  SHARED DISPOSITIVE POWER
                      8
     WITH                         None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
             None
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] 10

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
             0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                              13G                    Page 5 of 11 Pages

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             812374 Alberta Ltd.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
 2                                                                       (b) [ ]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             Alberta, Canada
--------------------------------------------------------------------------------
   NUMBER OF          5     SOLE VOTING POWER

    SHARES                        None
                      ----------------------------------------------------------
 BENEFICIALLY         6     SHARED VOTING POWER

   OWNED BY                       None
                      ----------------------------------------------------------
     EACH                   SOLE DISPOSITIVE POWER
                      7
   REPORTING                      None
                      ----------------------------------------------------------
    PERSON                  SHARED DISPOSITIVE POWER
                      8
     WITH                         None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
             None
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] 10

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
             0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 6 of 11 Pages

The Statement on Schedule 13G relating to Coinstar, Inc. (the "Company") is hereby amended to amend and restate the Items set forth below to read as follows:

ITEM 2(a)         NAME OF PERSON FILING:

                  Onex Corporation ("Onex")
                  Gerald W.  Schwartz
                  Vencap, Inc. ("Vencap")
                  812374 Alberta Ltd. ("Newco")
                  Onex, Mr. Schwartz, Vencap and Newco are filing the statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address for the principal business office of each of Onex and Mr. Schwartz is:

                  161 Bay Street
                  P.O. Box 700
                  Toronto, Ontario Canada
                  M5J 2S1

                  The address for the principal business office of Vencap and Newco is:

                  240 - 222 Baseline Road, Suite 98
                  Sherwood Park, Alberta
                  Canada T8H 1S8

ITEM 2(c)         CITIZENSHIP:

                  Gerald W. Schwartz is a citizen of Canada. Onex is an Ontario, Canada corporation. Vencap and Newco are Alberta, Canada corporations.

ITEM 4            OWNERSHIP:

      (a)         Amount Beneficially Owned:

                  None

      (b)         Percent of Class:

                  0%

      (c)         Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  0

            (ii)  Shared power to vote or to direct the vote:

                  None
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                                                              Page 7 of 11 Pages

            (iii) Sole power to dispose or to direct the disposition of:

                  0

            (iv)  Shared Power to dispose or to direct the disposition of:

                  None

            On December 30, 1998, Vencap entered into an agreement to transfer 1,053,231 shares of Common Stock of the Company to Newco, its wholly-owned subsidiary. From January 4, 1999 to February 8, 1999, Newco sold all such shares of Common Stock. Newco was the direct beneficial owner of the shares of Common Stock to be reported as of December 30, 1998. Vencap owns all of the issued and outstanding shares of capital stock of Newco. Onex, as the indirect beneficial owner of approximately 90% of the shares of Vencap, is an indirect beneficial owner of the shares reported. Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex' Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following.

                        [x]
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                                                              Page 8 of 11 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1999


                                    ONEX CORPORATION


                                    By: /s/ Donald W. Lewtas
                                       ---------------------------------------
                                       Name: Donald W. Lewtas
                                       Title:Authorized Signatory

                                    /s/ Donald W. Lewtas
                                    ------------------------------------------
                                    Donald W. Lewtas
                                    Authorized signatory for
                                    Gerald W. Schwartz


                                    VENCAP, INC.


                                    By: /s/  William R. McKenzie
                                       ---------------------------------------
                                       Name: William R. McKenzie
                                       Title:Vice President


                                    812374 ALBERTA LTD.


                                    By: /s/  Mark Hilson
                                       ---------------------------------------
                                       Name: Mark Hilson
                                       Title:Director
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                                                              Page 9 of 11 Pages

                                Index to Exhibits


                                                          PAGE NO. IN SEQUENTIAL
EXHIBIT                                                   NUMBERING SYSTEM
-------                                                   ----------------

1. Joint Filing Agreement, dated February 12, 1999, among Vencap, Newco, Onex and Mr. Schwartz.


2. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive
      Systems, Inc., filed with the Securities and Exchange Commission by Onex on September 10, 1996.

3. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive
      Systems, Inc., filed with the Securities and Exchange Commission by Mr. Schwartz on September
      10, 1996.